Exhibit 2.2

FIRST AMENDMENT TO EQUITY PURCHASE AGREEMENT
This First Amendment to Equity Purchase Agreement (this “Amendment”), dated as of August 28, 2026, is made by and among (a) STINorland USA, Inc., a California corporation (“Buyer”), (b) Array Technologies, Inc., a Delaware corporation (“Parent”), (c) Affordable Wire Management, LLC, a Delaware limited liability company (the “Company”), (d) DS Equity Holdings LLC, a Delaware limited liability company (the “Seller”), and (e) Scott R. Rand (“Rand”) and Daniel R. Smith (“Smith” and, together with Rand, collectively, “Owners” and, each, an “Owner”). Each of Seller and each Owner is referred to herein as a “Seller Party” and collectively as the “Seller Parties.” Each of Buyer, Parent and the Seller Parties is referred to herein as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Buyer, Parent, the Company, Seller and the Owners entered into that certain Equity Purchase Agreement, dated as of July 16, 2026 (the “Purchase Agreement”);
WHEREAS, the Parties desire to amend certain provisions of the Purchase Agreement as set forth herein;
WHEREAS, pursuant to Section 12.07 of the Purchase Agreement, no amendment of any provision of the Purchase Agreement will be valid and binding unless it is in writing and signed by Buyer and Seller; and
WHEREAS, capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Purchase Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
1.    Amendments.
(a)    Section 11.01 (Definitions). The definition of “Accredited UAR Recipient” in Section 11.01 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:
“Accredited Recipient” has the meaning set forth in Section 1.04(c)(i).
(b)    Section 1.01 (Definitions). The following definition in Section 11.01 of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“Adjustment Time” means 11:59 p.m., New York City time, on the Closing Date.

(c)    Section 11.01 (Definitions). The following new definitions are hereby added to Section 11.01 of the Purchase Agreement in the appropriate alphabetical order:
“Bonus Earn-Out Payments” shall have the meaning set forth in Section 1.04(b).
“Bonus Plan” means the Affordable Wire Management, LLC Special Bonus Plan, as may be amended from time to time, effective as of August 31, 2026.
“Bonus Plan Recipient” means any individual who has delivered an executed bonus letter agreement under the Bonus Plan.
(d)    Section 11.01 (Definitions). The following definition in Section 11.01 of the Purchase Agreement is hereby amended and restated in its entirety as follows:
“Closing UAR Payment” means, with respect to each Unit Appreciation Rights Recipient, the amount set forth opposite such Unit Appreciation Rights Recipient’s name on Schedule A to the Unit Appreciation Rights Amendment and Cancellation Agreement executed by such Unit Appreciation Rights Recipient, including, for the avoidance of doubt, the employer’s portion of any payroll or other related Taxes with respect to such payment.
(e)    Section 1.02(b). The first sentence of Section 1.02(b) is hereby amended and restated in its entirety as follows:
Seller will prepare and deliver to Buyer, together with reasonable supporting documentation, (i) at least four (4) Business Days prior to the Closing Date, a schedule (in reasonable detail) setting forth its good faith estimate of the Aggregate Closing Consideration (the “Estimated Aggregate Closing Consideration”), including its good faith estimate of the components corresponding to Section 1.02(a)(i)-(vii) (the “Estimated Closing Statement”), (ii) at least ten (10) days prior to the Closing Date, a schedule setting forth the UAR Pro Rata Portion of each Unit Appreciation Rights Recipient, and (iii) at least four (4) Business Days prior to the Closing Date, a copy of each Bonus Plan Recipient’s executed bonus letter agreement under the Bonus Plan.
(f)    Section 1.03. Section 1.03 of the Purchase Agreement is hereby amended and restated in its entirety as follows:
1.03 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place remotely via the electronic exchange of executed documents and other closing deliverables, on (a) the later of (i) the third (3rd) Business Day following the satisfaction or waiver of the conditions to the Closing set forth in Article 2 below (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time) by the Party or Parties entitled to the benefit thereof, and (ii) August 31, 2026, or (b) on such other date as is mutually agreeable to

Buyer and Seller. The date of the Closing is herein referred to as the “Closing Date.”
(g)    Section 1.04. Section 1.04 of the Purchase Agreement is hereby amended and restated in its entirety as follows:
Section 1.04    Treatment of Unit Appreciation Right Agreements; Bonus Plan.
(a) The Unit Appreciation Rights Amount shall constitute a Seller Transaction Expense for purposes of this Agreement and shall be paid at Closing in accordance with Section 1.02(c). The Company will pay each Unit Appreciation Rights Recipient such recipient’s Closing UAR Payment through the Company’s or its designee’s payroll system, net of applicable Tax withholding and other amounts required by applicable Law to be withheld by the Company, as soon as reasonably practicable following the Closing and in any event within thirty (30) days after the Closing Date. For the avoidance of doubt, no Unit Appreciation Rights Recipient or Bonus Plan Recipient, in such capacity, shall be deemed a Seller or shall have any right to receive or participate in any portion of the Aggregate Closing Consideration, Deferred Consideration Payment, Performance Earn-Out Payment, Adjustment Escrow Funds, Retention Escrow Funds, indemnification proceeds or any other amount payable to any Seller under this Agreement, except as expressly set forth in this Section 1.04.
(b) Subject to the terms and conditions of this Section 1.04, Section 1.06, and Section 1.07, (i) each Unit Appreciation Rights Recipient shall be entitled to receive such recipient’s UAR Pro Rata Portion of each Performance Earn-Out Payment payable to Seller pursuant to Section 1.06 or Section 1.07, and in accordance with the Unit Appreciation Right Amendment and Cancellation Agreement as in effect as of the Closing (each such amount, a “UAR Earn-Out Payment”), and (ii) each Bonus Plan Recipient shall be entitled to receive such recipient’s allocable share of the bonus pool established under the Bonus Plan in respect of each Performance Earn-Out Payment payable to Seller pursuant to Section 1.06 or Section 1.07 (each such amount, a “Bonus Earn-Out Payment”). For the avoidance of doubt, each Performance Earn-Out Payment payable to Seller pursuant to Section 1.06 or Section 1.07 shall be reduced by (i) the aggregate amount of all UAR Earn-Out Payments payable to the Unit Appreciation Rights Recipients for such Earn-Out Period, (ii) the aggregate amount of all Bonus Earn-Out Payments payable to the Bonus Plan Recipients for such Earn-Out Period, and (iii) if Buyer is not entitled to deduct the UAR Earn-Out Payment or Bonus Earn-Out Payment for Tax purposes, the employer’s portion of any payroll or other related Taxes with respect to such UAR Earn-Out Payments and Bonus Earn-Out Payments.
(c) Payment of UAR Earn-Out Payments and Bonus Earn-Out Payments shall be made through the Company’s or its designee’s payroll system as follows:
(i)    If a Unit Appreciation Rights Recipient or Bonus Plan Recipient is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act (an “Accredited Recipient”), such Accredited Recipient’s UAR Earn-Out Payment and/or Bonus Earn-Out Payment may, at the sole discretion of Parent and Buyer, be paid in cash or in shares of Parent Common Stock (or any combination thereof), in each case on the same terms and in the same manner as the Performance Earn-Out Payment is paid to Seller pursuant to Section 1.06(f) and net of applicable Tax withholding and other amounts required by applicable Law to be withheld by the Company.
(ii)    If a Unit Appreciation Rights Recipient or Bonus Plan Recipient is not an Accredited Recipient, such recipient’s UAR Earn-Out Payment and/or Bonus Earn-Out Payment shall be paid solely in cash, net of applicable Tax withholding and other amounts required by applicable Law to be withheld by the Company.
(d) Each UAR Earn-Out Payment and each Bonus Earn-Out Payment shall be paid to the applicable Unit Appreciation Rights Recipient or Bonus Plan Recipient, as applicable, at the same time as the corresponding Performance Earn-Out Payment is paid to Seller pursuant to Section 1.06 or Section 1.07, and with respect to the Bonus Earn-Out Payment, in accordance with the Bonus Plan.
(h)    Section 1.06(g). The last sentence of Section 1.06(g) is hereby amended and restated in its entirety as follows:
If the Performance Earn-Out Payment for such Earn-Out Period, as finally determined pursuant to this Section 1.06(g), is less than the amount paid to Seller pursuant to Section 1.06(e) for such Earn-Out Period, Seller shall pay to Parent, in cash by wire transfer of immediately available funds, an amount equal to Seller’s proportionate share of such shortfall (determined by excluding from such shortfall the aggregate of (i) UAR Pro Rata Portions of all Unit Appreciation Rights Recipients, and (ii) the allocable shares of the bonus pool for all Bonus Plan Recipients under the Bonus Plan that was overpaid to such Unit Appreciation Rights Recipients and Bonus Plan Recipients) within three (3) Business Days after such final determination.
(i)    Section 7.07. The first sentence of Section 7.07 is amended to add the term “Bonus Earn-Out Payment” between “UAR Earn-Out Payment” and “Deferred Consideration”.
(j)    Exhibit A. Exhibit A to the Purchase Agreement (Form of Unit Appreciation Rights Amendment and Cancellation Agreement) is amended and restated to the form attached hereto as Exhibit A.
(k)    Schedule C. Section 1.g. of Schedule C to the Purchase Agreement is hereby amended and restated in its entirety as follows:
plus all non-cash stock-based or equity-based compensation expense recognized during such period, including expense arising from equity awards, stock options, restricted stock units, phantom equity, profits interests, or similar instruments granted by Parent, Buyer or any of their respective Affiliates to employees, officers, directors, or consultants of the Company following the Closing, in each case to the extent deducted in arriving at consolidated net income for such period

(for the avoidance of doubt, the amount of any Performance Earn-Out Payment (including any Closing UAR Payment, UAR Earn-Out Payment, or Bonus Earn-Out Payment) and any expense incurred in connection with the determination of any Performance Earn-Out Payment, shall also be added back);
2.    Miscellaneous.
(a)    Purchase Agreement in Full Force and Effect. Except as expressly set forth in this Amendment, the terms and conditions of the Purchase Agreement remain in all respects unmodified, and in full force and effect, and all references to the Purchase Agreement shall be to the Purchase Agreement as amended by this Amendment.
(b)    Entire Agreement. The Purchase Agreement, as amended by this Amendment, together with the other Ancillary Agreements and any documents, instruments and certificates explicitly referred to in the Purchase Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto.
(c)    Counterparts. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed by each party hereto.
(d)    Severability. Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law.
(e)    Governing Law. This Amendment, the negotiation, terms and performance of this Amendment, the rights of the parties under this Amendment, and all Actions arising in whole or in part under or in connection with this Amendment shall be governed by and construed in accordance with the domestic substantive Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the Laws of any other jurisdiction.
(f)    Headings. The headings contained in this Amendment are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.
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IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.
BUYER:
STINORLAND USA, INC.

By:	/s/ Kevin G. Hostetler
Name:	Kevin G. Hostetler
Title:	Chief Executive Officer

[Signature Page to First Amendment to Equity Purchase Agreement]

SELLER:
DS EQUITY HOLDINGS LLC

By:	/s/ Scott R. Rand
Name:	Scott R. Rand

[Signature Page to First Amendment to Equity Purchase Agreement]